ARGENX SE
UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31,
(in thousands of $)	2025	2024	2023
Assets
Non‑current assets
Property, plant and equipment	$48,247	$43,517	$22,675
Intangible assets	272,103	181,445	125,228
Deferred tax assets	1,295,853	924,299	97,211
Research and development incentive receivables	86,212	94,854	76,706
Investment in a joint venture	3,378	9,268	9,912
Prepaid expenses	25,811	23,643	47,327
Other non-current assets	51,990	42,393	39,662
Total non‑current assets	$1,783,594	$1,319,419	$418,721

Current assets
Inventories	$473,530	$407,233	$310,550
Prepaid expenses	328,476	187,948	134,072
Trade and other receivables	1,646,692	904,471	496,687
Research and development incentive receivables	10,367	4,625	2,584
Financial assets	948,750	1,878,890	1,131,000
Cash and cash equivalents	3,491,289	1,499,936	2,048,844
Total current assets	$6,899,104	$4,883,103	$4,123,737

Total assets	$8,682,698	$6,202,522	$4,542,458

	As of December 31,
(in thousands of $)	2025	2024	2023
Equity and liabilities
Equity
Equity attributable to owners of the parent
Share capital	$7,354	$7,227	$7,058
Share premium	6,186,554	5,948,916	5,651,497
Translation differences	138,570	126,832	131,543
Accumulated losses	(279,769)	(1,571,804)	(2,404,844)
Other reserves	1,270,383	987,112	712,253
Total equity	$7,323,092	$5,498,283	$4,097,507

Non-current liabilities
Provisions for employee benefits	$3,093	$1,803	$1,449
Lease liabilities	36,327	32,520	15,354
Deferred tax liabilities	—	—	5,155
Total non-current liabilities	$39,420	$34,323	$21,958

Current liabilities
Lease liabilities	$10,833	$6,533	$4,646
Trade and other payables	1,267,144	649,993	414,013
Tax liabilities	42,209	13,390	4,334
Total current liabilities	$1,320,186	$669,916	$422,993

Total liabilities	$1,359,606	$704,239	$444,951

Total equity and liabilities	$8,682,698	$6,202,522	$4,542,458

ARGENX SE
UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Year Ended December 31,
(in thousands of $ except for shares and EPS)	2025	2024	2023
Product net sales	$4,151,316	$2,185,883	$1,190,783
Other operating income1)	96,734	66,156	77,811
Total operating income	4,248,050	2,252,039	1,268,594

Cost of sales	(450,665)	(227,289)	(117,835)
Research and development expenses	(1,364,132)	(983,423)	(859,492)
Selling, general and administrative expenses	(1,367,057)	(1,055,337)	(711,905)
Loss from investment in a joint venture	(12,390)	(7,644)	(4,411)
Total operating expenses	(3,194,244)	(2,273,693)	(1,693,643)

Operating profit/(loss)	$1,053,806	$(21,654)	$(425,049)

Financial income	163,091	157,509	107,386
Financial expense	(4,082)	(2,464)	(906)
Exchange gains/(losses)	65,792	(48,211)	14,073

Profit/(Loss) for the year before taxes	$1,278,607	$85,180	$(304,496)
Income tax benefit	$13,428	$747,860	$9,443
Profit/(Loss) for the year	$1,292,035	$833,040	$(295,053)
Profit/(Loss) for the year attributable to:
Owners of the parent	1,292,035	833,040	(295,053)
Weighted average number of shares used for basic profit/(loss) per share	61,295,149	59,855,585	57,169,253
Basic profit/(loss) per share (in $)	21.08	13.92	(5.16)
Weighted average number of shares used for diluted profit/(loss) per share	66,029,215	65,177,815	57,169,253
Diluted profit/(loss) per share (in $)	19.57	12.78	(5.16)
1)Comparative figures have been aligned with the presentation adopted in the current period, reflecting the combination of collaboration revenue and other operating income.

ARGENX SE
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OR LOSS

	Year Ended December 31,
(in thousands of $)	2025	2024	2023
Profit/(Loss) for the year	$1,292,035	$833,040	$(295,053)

Items that may be reclassified subsequently to profit or loss, net of tax
Currency translation differences, arisen from translating foreign activities	11,738	(4,711)	2,263
Items that will not be reclassified subsequently to profit or loss, net of tax
Fair value (loss)/gain on investments in equity instruments designated as FVTOCI	(4,858)	(648)	(1,915)

Other comprehensive profit/(loss), net of income tax	$6,880	$(5,359)	$348

Total comprehensive profit/(loss) attributable to:
Owners of the parent	$1,298,915	$827,681	$(294,705)

ARGENX SE
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(in thousands of $)	2025	20241)	20231)
Operating profit/(loss)	$1,053,806	$(21,654)	$(425,049)
Adjustments for non-cash items
Amortization of intangible assets	14,858	10,282	105,674
Depreciation of property, plant and equipment	13,244	7,245	5,633
Provisions for employee benefits	1,151	432	573
Expense recognized in respect of share-based payments	248,079	235,179	232,974
Fair value gains on financial assets at fair value through profit or loss	(11,581)	(3,834)	—
Loss from investment in a joint venture	12,390	7,644	4,411
Other non-cash expenses/(benefit)	31,628	(277)	2,074
	$1,363,575	$235,017	$(73,710)
Movements in current assets/liabilities
(Increase)/decrease in trade and other receivables	(802,327)	(423,112)	(185,694)
(Increase)/decrease in inventories	(98,952)	(95,996)	(83,030)
(Increase)/decrease in current prepaid expenses	(139,992)	(54,113)	(58,081)
(Increase)/decrease in other current assets	(5,742)	(2,041)	(943)
Increase/(decrease) in trade and other payables	612,328	246,336	95,600
Movements in non-current assets/liabilities
(Increase)/decrease in other non‑current assets	14,224	(19,930)	(29,416)
(Increase)/decrease in non-current prepaid expense	(2,167)	23,683	(47,327)

Net cash flows from/(used) in operating activities, before interest and taxes	$940,947	$(90,156)	$(382,601)

Interest paid	(900)	(392)	(211)
Income taxes (paid)/received	(254,855)	7,801	(37,515)

Net cash flows from/(used) in operating activities	$685,192	$(82,747)	$(420,327)

Purchase of intangible assets	(105,515)	(66,500)	(43,000)
Purchase of property, plant and equipment	(6,165)	(1,801)	(812)
Purchase of current financial assets	(1,448,930)	(2,183,542)	(1,271,730)
Sale of current financial assets	2,388,445	1,429,600	1,543,999
Interest received	162,670	111,649	92,753
Investment in a joint venture	(6,500)	(7,000)	(13,000)

Net cash flows from/(used in) investing activities	$984,005	$(717,594)	$308,210

Principal elements of lease payments	(4,107)	(7,638)	(3,801)
Proceeds from issue of new shares, gross amount	—	—	1,196,731
Issue costs paid	—	—	(821)
Exchange (losses)/gains from currency conversion on proceeds from issue of new shares	—	—	(1,507)
Payment of employee withholding taxes relating to restricted stock unit awards	(41,258)	(21,868)	(12,138)
Proceeds from exercise of stock options	278,375	309,265	158,263

Net cash flows from financing activities	$233,010	$279,759	$1,336,727

Increase/(decrease) in cash and cash equivalents	$1,902,207	$(520,582)	$1,224,610

Cash and cash equivalents at the beginning of the year	$1,499,936	$2,048,844	$800,740
Exchange gains/(losses) on cash and cash equivalents	$89,146	$(28,326)	$23,494
Cash and cash equivalents at the end of the year	$3,491,289	$1,499,936	$2,048,844
1) Comparative figures have been aligned to the presentation adopted in the current year.

ARGENX SE
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to owners of the parent
(in thousands of $)	Share capital	Share premium	Accumulated losses	Translation differences	Share-based payment and income tax deduction on share-based payments	Fair value movement on investment in equity instruments designated as at FVTOCI	Total equity attributable to owners of the parent	Total equity
Balance on January 1, 2023	$6,640	$4,309,880	$(2,109,791)	$129,280	$535,247	$(57,557)	$2,813,699	$2,813,699

Loss for the year			(295,053)				(295,053)	(295,053)
Other comprehensive income/(loss)				2,263		(1,915)	348	348
Total comprehensive income/(loss) for the year	—	—	(295,053)	2,263	—	(1,915)	(294,705)	(294,705)
Income tax benefit from excess tax deductions related to share-based payments					2,310		2,310	2,310
Share-based payment					234,168		234,168	234,168
Issue of share capital	288	1,196,444					1,196,732	1,196,732
Transaction costs for equity issue		(821)					(821)	(821)
Exercise of stock options	130	158,133					158,263	158,263
Ordinary shares withheld for payment of employees’ withholding tax liability		(12,139)					(12,139)	(12,139)

Balance on December 31, 2023	$7,058	$5,651,497	$(2,404,844)	$131,543	$771,725	$(59,472)	$4,097,507	$4,097,507

Profit for the year			833,040				833,040	833,040
Other comprehensive loss				(4,711)		(648)	(5,359)	(5,359)
Total comprehensive income/(loss) for the year	—	—	833,040	(4,711)	—	(648)	827,681	827,681
Income tax benefit from excess tax deductions related to share-based payments					39,650		39,650	39,650
Share-based payment					235,856		235,856	235,856
Exercise of stock options	169	319,288					319,457	319,457
Ordinary shares withheld for payment of employees’ withholding tax liability		(21,869)					(21,869)	(21,869)

Balance on December 31, 2024	$7,227	$5,948,916	$(1,571,804)	$126,832	$1,047,231	$(60,119)	$5,498,283	$5,498,283

Profit for the year			1,292,035				1,292,035	1,292,035
Other comprehensive income/(loss)				11,738		(4,858)	6,880	6,880
Total comprehensive income/(loss) for the year	—	—	1,292,035	11,738	—	(4,858)	1,298,915	1,298,915
Income tax benefit from excess tax deductions related to share-based payments					38,780		38,780	38,780
Share-based payment					249,349		249,349	249,349
Exercise of stock options	127	278,896					279,023	279,023
Ordinary shares withheld for payment of employees’ withholding tax liability		(41,258)					(41,258)	(41,258)

Balance on December 31, 2025	$7,354	$6,186,554	$(279,769)	$138,570	$1,335,360	$(64,977)	$7,323,092	$7,323,092